# SEC Schedule 13D/A (Amendment No. 44) — Beneficial ownership report by holders of more than 5% of a class

Issuer: TOP SHIPS INC., CIK 0001296484
CUSIP: Y8897Y230
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 20 Iouliou Kaisara Str, Paiania, Athens, Greece (J3), 19002
Date of event which requires filing of this statement: 09/22/2026
Filed by CIK 0001786648
Persons authorized to receive notices and communications: Pinelopi Athanasia Platsouka, 11 Kanari Street, Athens, Greece (J3), 106 71, 30 210 364 0030

## Reporting persons
- Family Trading Inc. (CIK 0001786648): type of reporting person: corporation (CO); citizenship or place of organization: Marshall Islands (1T); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 2,930,718; sole dispositive power 0; shared dispositive power 2,930,718; aggregate amount beneficially owned 2,930,718 (23.71% of the class)
  Comment: Note to row 13: See Item 5(a).
- 3 Sororibus Trust: type of reporting person: other (OO); citizenship or place of organization: Cyprus (G4); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 2,930,718; sole dispositive power 0; shared dispositive power 2,930,718; aggregate amount beneficially owned 2,930,718 (23.71% of the class)
  Comment: Note to rows 8, 10 and 11: 3 Sororibus Trust is an irrevocable trust established for the benefit of certain family members of Mr. Evangelos J. Pistiolis, the President, Chief Executive Officer and Director of the Issuer. 3 Sororibus Trust is the sole shareholder of Family Trading Inc., a Marshall Islands corporation and may be deemed to beneficially own all of the Common Shares beneficially owned by Family Trading Inc.
  
  Note to rows 8, 10 and 11: Includes 2,930,718 Common Shares held by Family Trading Inc.
  
  Note to row 13: See Item 5(a).
- Evangelos J. Pistiolis: type of reporting person: other (OO); citizenship or place of organization: Greece (J3); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 440,711; shared voting power 0; sole dispositive power 440,711; shared dispositive power 0; aggregate amount beneficially owned 440,711 (3.57% of the class)
  Comment: Note to row 13: See Item 5(a).

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: TOP SHIPS INC.
Address of issuer's principal executive offices: 20 Iouliou Kaisara Str, Paiania, Athens, Greece (J3), 19002
Comment:
Explanatory Note: This Amendment No. 44 (this "Amendment No. 44") amends and supplements the Schedule 13D/A filed with the U.S. Securities and Exchange Commission (the "Commission") by Mr. Evangelos J. Pistiolis, Family Trading Inc. ("Family Trading") and 3 Sororibus Trust (the "Trust") on September 21, 2026 (as previously amended and supplemented, the "Schedule 13D"). This Amendment No. 44 is being filed on behalf of Mr. Evangelos J. Pistiolis, Family Trading and 3 Sororibus Trust (collectively, the "Reporting Persons"). This Amendment No. 44 is being filed to reflect a decrease in beneficial ownership of Common Shares by the Reporting Persons as a result of the issuance of 1,004,297 Common Shares by the Issuer on September 22, 2026 pursuant to sales completed under the equity distribution agreement dated May 24, 2024 between the Issuer and Maxim Group LLC (the "ATM") and the issuance of 3,551,750 Common Shares by the Issuer on September 23, 2026 pursuant to sales completed under the common stock purchase agreement dated April 24, 2026 with B. Riley Principal Capital II, LLC (the "ELOC").

Capitalized terms used herein but not otherwise defined shall have the meaning set forth in the Schedule 13D/A filed with the Commission on September 21, 2026.

Item 1. Security and Issuer

This Amendment No. 44 is being filed with respect to the shares of common stock, par value $0.01 per share of TOP Ships Inc., a corporation incorporated in the Marshall Islands.

The address of the principal executive offices of the Issuer is:

20 Iouliou Kaisara Str
19002 Paiania, Athens
Greece

## Item 2. Identity and Background
Name of person filing: The business address of the Trust is Giagkou Tornariti 8, 3035 Limassol, Cyprus. The Trust is an irrevocable trust established under the laws of Cyprus for the benefit of certain family members of Evangelos Pistiolis, the President, Chief Executive Officer and Director of the Issuer. Alexandros Economou is the trustee (the "Trustee") of the Trust. The Trust is the sole shareholder of Family Trading. Except as set forth herein, there are no material changes to this Item 2 from the Schedule 13D/A filed by the Reporting Persons with the Commission on September 21, 2026.
Residence or business address: Item 2(a) of this Amendment No. 44 is incorporated by reference into this Item 2(b).
Present principal occupation or employment: Item 2(a) of this Amendment No. 44 is incorporated by reference into this Item 2(c).
Criminal convictions in the last five years: To the best of the Reporting Persons' knowledge, none of the persons listed in Item 2, including the Trustee, have, during the last five years been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.
Civil proceedings (securities laws) in the last five years: Item 2(d) of this Amendment No. 44 is incorporated by reference into this Item 2(e).
Citizenship: Item 2(a) of this Amendment No. 44 is incorporated by reference into this Item 2(f).

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
This Amendment No. 44 is being filed to reflect a decrease in beneficial ownership of Common Shares by the Reporting Persons as a result of the issuance of 1,004,297 Common Shares by the Issuer on September 22, 2026, pursuant to sales completed under the ATM and the issuance of 3,551,750 Common Shares by the Issuer on September 23, 2026, pursuant to sales completed under the ELOC.

Except as set forth herein, there are no material changes to this Item 3 from the Schedule 13D/A filed by the Reporting Persons with the Commission on September 21, 2026.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
According to information received from the Issuer, as of September 24, 2026, there were 12,360,719 Common Shares issued and outstanding.

Based on the foregoing, the Reporting Persons report beneficial ownership of the following Common Shares:

Family Trading may be deemed to beneficially own 2,930,718 Common Shares, representing approximately 23.71% of the outstanding Common Shares. This percentage ownership is based on 12,360,719 Common Shares issued and outstanding as of September 24, 2026. Family Trading has the sole power to vote or direct the vote of 0 Common Shares and the shared power to vote or direct the vote of 2,930,718 Common Shares. Family Trading has the sole power to dispose or direct the disposition of 0 Common Shares and the shared power to dispose or direct the disposition of 2,930,718 Common Shares.

The Trust may be deemed to beneficially own 2,930,718 Common Shares, representing approximately 23.71% of the outstanding Common Shares. This percentage ownership is based on 12,360,719 Common Shares issued and outstanding as of September 24, 2026. The Trust has the sole power to vote or direct the vote of 0 Common Shares and the shared power to vote or direct the vote of 2,930,718 Common Shares. The Trust has the sole power to dispose or direct the disposition of 0 Common Shares and the shared power to dispose or direct the disposition of 2,930,718 Common Shares.

Voting and disposition of the Common Shares held by the Trust requires the approval of the Trustee of the Trust.

Mr. Evangelos J. Pistiolis may be deemed to beneficially own 440,711 Common Shares, representing approximately 3.57% of the outstanding Common Shares. This percentage ownership is based on 12,360,719 Common Shares issued and outstanding as of September 24, 2026. Mr. Evangelos J. Pistiolis has the sole power to vote or direct the vote of 440,711 Common Shares and the shared power to vote or direct the vote of 0 Common Shares. Mr. Evangelos J. Pistiolis has the sole power to dispose or direct the disposition of 440,711 Common Shares and the shared power to dispose or direct the disposition of 0 Common Shares.

Except as described above, to the best knowledge of the Reporting Persons, no other Common Shares are beneficially owned by the persons named in response to Item 2.

If the Reporting Persons were deemed to have formed a Section 13(d) group, such group would be deemed to beneficially own an aggregate of 3,371,429 Common Shares for the purpose of Rule 13d-3 under the Act, which would constitute approximately 27.28% of the issued and outstanding Common Shares and represent approximately 27.28% of the total voting power of the issued and outstanding Common Shares as of September 24, 2026. This percentage ownership is based on 12,360,719 Common Shares issued and outstanding as of September 24, 2026. In no case do any of the Reporting Persons have or share voting or investment power with respect to the entirety of that number of Common Shares.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons (other than to the extent they directly hold Common Shares, reported on this Schedule 13D) is the beneficial owner of Common Shares referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed. Each Reporting Person expressly disclaims any assertion or presumption that it and the other persons on whose behalf this Schedule 13D is filed constitute a "group."
Number of shares as to which each person has sole or shared power to vote or dispose: Item 5(a) of this Amendment No. 44 is incorporated by reference into this Item 5(b).
Transactions in the class effected during the past sixty days: Except for those transactions described herein (see Item 3), to the best knowledge of the Reporting Persons, no other transactions in the Common Shares were effected by the persons named in response to Item 2 during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Common Shares beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1 Joint Filing Undertaking (incorporated by reference to Exhibit A of Amendment No. 39 to Schedule 13D previously filed with the Commission on February 14, 2024).

Exhibit 2 Statement of Designation of Rights, Preferences and Privileges of Series G Perpetual Convertible Preferred Shares of TOP Ships Inc. (incorporated by reference to Exhibit 2.8 of the Issuer's Annual Report on Form 20-F, filed with the Commission on April 1, 2026).

## Signatures
- Family Trading Inc.: /s/ Pinelopi Athanasia Platsouka, Vice-president/Director (09/24/2026)
- 3 Sororibus Trust: /s/ Alexandros Economou, Trustee (09/24/2026)
- Evangelos J. Pistiolis: /s/ Evangelos J. Pistiolis, Evangelos J. Pistiolis (09/24/2026)